Mail Stop 3561

June 25, 2008

Mr. William H. Williams
President and Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, Oregon 97501

> **Re: Harry & David Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 14, 2007**
> **Commission File No. 333-127173**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Operations, page 30

Harry and David Stores, page 32

1.   Where you discuss the percentage change in comparable store sales from year to
        year, please disclose the dollar amount of comparable store sales for each period.
        We believe such disclosure would allow investors to better understand the portion
        of the overall change in net sales that relates to new stores versus comparable
        stores. Please disclose this same information under Selected Financial Data for
        all five periods presented.

Item 9A. Controls and Procedures, page 49

2.   We note your disclosure that disclosure controls and procedures are designed to
        provide "reasonable assurance" that the controls and procedures will meet their
        objectives. In future filings, please revise the conclusions of the principal
        executive and principal financial officer to state, if true, that the disclosure
        controls and procedures are, in fact, effective at the "reasonable assurance" level.
        Please confirm that the conclusions disclosed in this filing would not have
        changed had this revised disclosure been provided. Please refer to Section II.F.4
        of SEC Release No. 33-8238, available on our website at
        http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements, page F-1

Note 3 – Summary of Significant Accounting Policies, page F-7
Revenue Recognition

3.   With respect to products sold in your direct marketing and wholesale channels,
        please tell us and revise your disclosure to clarify why recognition of revenue
        upon shipment rather than upon delivery to and acceptance by the customer is in
        accordance with GAAP.

4.   Please disclose how you account for gift cards that are never redeemed or are not
        redeemed over an extended period of time. Also disclose whether your gift cards
        have expiration dates or contain provisions for reduction in the value of unused
        card balances over defined time periods. To the extent that unredeemed gift card
        liabilities are relieved into income, please disclose the timing of recognition of
        such income. Further, please tell us the amount of unredeemed gift cards
        recorded as income in each period presented, and disclose these amounts, if
        material.

Note 4 – Restatement of Financial Statements, page F-13

5. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding the restatement of your financial statements as it appears there were material revisions to certain items in your financial statements, including operating cash flows, as a result of the restatement.

Note 5 – Discontinued Operations, page F-14

6. Please tell us how you determined that the disposal of your Jackson & Perkins business did not require you to file a Form 8-K that includes pro forma financial information giving effect to the disposition. Your response should include your computations of the significant subsidiary tests. Please refer to Rules 1-02 (w) and 11-01 of Regulation S-X along with Item 2.01 of Form 8-K in preparing your response. If you determine that a Form 8-K was required, please file it as soon as possible.

Note 7 – Borrowing Arrangements, page F-16

7. Please confirm that the new revolving credit agreement entered in March 2006 is with the same creditor(s) as the previously existing revolving credit facility. Otherwise, please tell us your basis for continuing to defer the unamortized deferred financing costs associated with the previously existing credit agreement. Refer to paragraph 6 of EITF 98-14.

8. Please disclose the nature of any restrictions on the ability of Harry & David Operations to transfer funds to you in the form of dividends, loans or advances, such as the dividend restrictions contained in the Senior Notes. Also disclose the amount of net assets so restricted if the significance threshold in Item 4-08(e)(3) of Regulation S-X is met.

Note 10 – Stock Option Plan, page F-22

9. Please clarify for us how you derive the expected term of employee options, and explain how your methodology is consistent with the guidance in SFAS 123(R). Refer to paragraphs A26 through A30 of SFAS 123(R) as applicable.

Certifications – Exhibits 31.1 and 31.2

10. Please revise your certifications to use the exact wording specified in Item 601(b)(31) of Regulation S-K. In this regard, paragraphs 2 and 3 should be revised to refer to this "report" rather than this "annual report."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief